SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

News Release	May 17, 2004 at 13.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Strike at Stora Enso Imatra Mills

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that the Finnish Paper Workers’ Union in Finland has called a 48-hour strike at Stora Enso’s Imatra Mills, commencing today. The union objects to the Group’s plans to reduce personnel at the mills by 50 employees through existing retirement plans and natural wastage. This personnel reduction does not require direct redundancy measures.

The cost of the strike is estimated to be approximately EUR 3 million, provided production starts up normally. The strike will have an effect on profitability in the second quarter 2004 results, mainly in Packaging Boards, but also in Fine Paper.

Stora Enso will announce its January–June results on July 28, 2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and an annual production capacity of 15.7 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 2.8 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen
General Counsel

Date: May 18, 2004